June 17, 2019

Damian Dalla-Longa
Chief Executive Officer
Better Choice Company Inc.
4025 Tampa Road, Suite 1117
Oldsmar, FL 34677

       Re: Better Choice Company Inc.
           Form 10-K for the Fiscal Year ended August 31, 2018
           Filed December 21, 2018
           Form 8-K filed May 10, 2019
           Form 8-K filed May 23, 2019
           File No. 333-161943

Dear Mr. Dalla-Longa:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 10, 2019

Item 2.01 - Completion of Acquisition or Disposition of Assets, page 2

1. We note that on May 6, 2019, you acquired Bona Vida, Inc. and TruPet LLC in exchange for common shares. Given the number of shares issued in each transaction, it appears that you will need to disclose the information prescribed by Item 5.01 on Form 8-K, and identify the accounting acquirer in accordance with FASB ASC 805-10-25-4 and 5, and
      FASB ASC 805-40, which pertains to reverse acquisitions.

      You should disclose how you intend to account for these transactions, and the date that you will file the historical financial statements of the businesses acquired, along with a pro forma presentation illustrating the effects of the transactions, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K.
 Damian Dalla-Longa
Better Choice Company Inc.
June 17, 2019
Page 2


         Please submit the analyses that you perform in your application of this guidance. If you believe that either entity does not meet the definition of a business, tell us how you considered the attributes listed in Rule 11-01(d) of Regulation S-X, and provide us with all schedules referenced among Representations and Warranties in the Agreement and
         Plan of Merger with Bona Vida, Inc. at Exhibit 2.1, and/or the Securities Exchange
         Agreement with TruPet LLC at Exhibit 2.3, as applicable, and submit the financial statements that were provided to you by these entities, as referenced in those exhibits.

         Tell us of any common ownership and business relationships that existed between or among you and these two entities, or them but not involving you, prior to May 6, 2019.
         Please contact us by telephone if you require further clarification or guidance.
Form 8-K filed May 23, 2019

Item 5.02 - Change in Fiscal Year, page 1

2. We note your disclosure explaining that on May 21, 2019, you changed your fiscal year-
         end from August 31 to December 31, effective for your 2019 fiscal year, and that you plan to file a transition report covering the four months ended December 31, 2018.

         Given the apparent change in control and reverse merger on May 6, 2019, please clarify whether the change in fiscal year-end pertains to you, Bona Vida, Inc., or TruPet LLC, and describe the implications of this change for your historical financial reporting in future periodic reports, which should reflect the perspective of the accounting acquirer.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at 202-551-3686 with any other questions.



FirstName LastNameDamian Dalla-Longa                          Sincerely,
Comapany NameBetter Choice Company Inc.
                                                              Division of
Corporation Finance
June 17, 2019 Page 2                                          Office of Natural
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FirstName LastName